Exhibit 99.1

Ferrari N.V. signs a new syndicated revolving credit facility

Maranello (Italy), 12 December 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that it has signed on 11 December a Euro 350 million unsecured committed revolving credit facility, intended for general corporate and working capital purposes (the “New RCF”).
The New RCF, entered into with a group of twelve banks, has a five-year tenor with two further one-year extension options, exercisable on the first and second anniversary of the signing date on Ferrari’s request and on each bank’s approval for its participation.
This facility replaces the Euro 500 million committed revolving credit facility due November 2020, which has been cancelled.
The New RCF provides a lower cost of capital as compared to the prior facility and confirms the support that Ferrari receives from a large panel of international key relashionship banks. Its lower size reflects an overall evaluation of the optimal capital structure of the Company going forward.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977